Term Sheet dated May 22, 2007	Filed pursuant to Rule 433
To preliminary prospectus dated May 21, 2007	File No. 333-143121
FINAL PRICING TERMS

The issuer	LifePoint Hospitals, Inc. (NASDAQ GS: LPNT).
Securities offered	3.5% Convertible Senior Subordinated Notes due 2014.
Aggregate principal amount offered	$500,000,000.
Over-allotment option	$ 75,000,000.
Maturity date	May 15, 2014.
Interest	3.5% per annum, accruing from the settlement date.
Interest payment dates	Each May 15 and November 15, beginning November 15, 2007.
Price to public	100%.
Proceeds to the issuer	97.75%.
NASDAQ closing price on May 22, 2007	$37.94 per share.
Conversion premium	36.50% above reference price.
Conversion price	$51.79 (approximately) per share of common stock, subject to adjustment.
Free convertibility period
At the option of the holder, holders may convert their notes, in multiples of $1,000 in principal amount, at any time on or after March 15, 2014 through the scheduled trading day immediately preceding the maturity date.

Conversion rate	19.3095 shares of common stock per $1,000 principal amount of notes, subject to adjustment.
Trade date	May 22, 2007.
Settlement date	May 29, 2007.
CUSIP	53219L AH2
Sole book-running manager	Citigroup Global Markets Inc.
Co-managers	UBS Securities LLC, Banc of America Securities LLC, Deutsche Bank Securities Inc. and Raymond James & Associates, Inc.
Use of Proceeds:
The issuer intends to use the net proceeds of the offering to repay the amounts outstanding under its revolving credit facility, which may be reborrowed, and a portion of amounts outstanding under its term loan facility.

Adjustment to conversion rate upon fundamental change	The number of additional shares to be added to the conversion rate (subject to certain exceptions) in the event of a make-whole change of control will be determined by reference to the table below, based on the conversion date and the “applicable price” in connection with such transaction.

The “applicable price” in connection with a make-whole change of control means: (i) if the consideration (excluding cash payment for fractional shares or pursuant to statutory appraisal rights) paid to holders of the issuer’s common stock in connection with such transaction consists exclusively of cash, the amount of such cash per share of the issuer’s common stock; and (ii) in all other cases, the average of the closing sale prices per share of the issuer’s common stock for the five consecutive trading days immediately preceding the related conversion date.

The applicable prices set forth in the first row of the table below (i.e., the column headers) will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted applicable prices will equal the applicable prices in effect immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate in effect immediately prior to the adjustment giving rise to the applicable price adjustment and the denominator of which is the conversion rate as so adjusted. The increase of the additional shares to the conversion rate will be subject to adjustment in the same manner as the conversion rate as set forth under the caption “Description of Notes—Conversion Rate Adjustments” in the prospectus for the offering.

The following table sets forth the applicable price and number of additional shares to be added to the conversion rate per $1,000 principal amount of the notes in the event of a make-whole change of control:

	Applicable price
Conversion Date	$37.94	$40.00	$50.00	$55.00	$60.00	$65.00	$75.00	$90.00	$110.00	$150.00	$200.00
May 29, 2007	7.0479	6.3299	4.0165	3.3085	2.7829	2.3744	1.8087	1.3142	0.9628	0.6430	0.4659
May 15, 2008	7.0479	6.1778	3.7920	3.0776	2.5515	2.1464	1.6030	1.1389	0.8233	0.5484	0.3987
May 15, 2009	7.0479	5.9928	3.4948	2.7678	2.2377	1.8354	1.3252	0.9037	0.6396	0.4238	0.3099
May 15, 2010	7.0479	5.8299	3.2101	2.4605	1.9233	1.5503	1.0611	0.6994	0.4874	0.3242	0.2386
May 15, 2011	7.0479	5.7308	2.9701	2.2068	1.6724	1.3029	0.8645	0.5536	0.3886	0.2658	0.1977
May 15, 2012	7.0479	5.5775	2.5799	1.7992	1.2872	0.9374	0.5630	0.3492	0.2484	0.1751	0.1311
May 15, 2013	7.0479	5.3973	1.9494	1.1175	0.6339	0.3519	0.1399	0.0770	0.0599	0.0439	0.0329
May 14, 2014	7.0479	5.6905	0.6905	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact applicable price and conversion date may not be set forth in the table above, in which case:
•	If the actual applicable price is between two applicable price amounts in the table or the conversion date is between two dates in the table, the increase in the conversion rate will be determined by straight-line interpolation between the numbers set forth for the higher and lower applicable price amounts, and/or the two dates, based on a 365- or 366-day year, as applicable.

•	If the actual applicable price is equal to or in excess of $200.00 per share (subject to adjustment) the issuer will not increase the conversion rate applicable to the converted note.

•	If the actual applicable price is equal to or less than $37.94 per share (the last bid price of the issuer’s common stock on the date of the prospectus) (subject to adjustment), the issuer will not increase the conversion rate applicable to the converted note.
Notwithstanding the foregoing, in no event will the issuer increase the conversion rate as described above to the extent the increase will cause the conversion rate to exceed 26.3574 per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate as set forth under the caption “Description of Notes—Conversion Rate Adjustments” in the prospectus for the offering.
The issuer has filed a registration statement (including a preliminary prospectus, dated May 21, 2007) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, (718) 765-6732.
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